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FOR RELEASE MAY 30, 2000 at 7:30 AM EDT
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Contact: ALLEN & CARON INC          or         INSCI-STATEMENTS.COM, CORP.
         Mark Alvino (investors)               Roger Kuhn, CFO
         mark@allencaron.com                   rkuhn@insci.com
         212-698-1360                          508-870-4000
         Kari Rinkeviczie (media)
         kari@allencaron.com
         616-647-0780

                INSCI-STATEMENTS.COM ACQUIRES LOGNET 2000, INC.

WESTBOROUGH, MA (May 30, 2000) . . . . insci-statements.com, Corp. (Nasdaq:
INSI) a provider of Internet-based and on-site solutions for electronic statement/bill presentment services and digital document storage, workflow, and electronic commerce, today announced it has acquired Totowa, NJ-based LogNet 2000, Inc. (formerly known as LogNet), which has research and development and engineering operations in Haifa, Israel. LogNet is a privately held, development stage company that develops software solutions for electronic bill presentment and payment (EBPP), electronic statement presentment (ESP), one-to-one marketing and printing connectivity.

According to the announcement by insci-statements.com Chairman and CEO E. Ted Prince, Ph.D., LogNet will play a key role in the product and services expansion strategy of both insci-statements.com's wholly owned subsidiary
InfiniteSpace.com, a provider of portal-based electronic statement presentment services, and the Company's ESP+ on-site software solutions business.

Under the terms of the acquisition, which is being accounted for under the purchase accounting method, insci-statements.com has acquired all the stock of LogNet in exchange for 2.5 million shares of restricted insci-statements.com Common Stock. insci-statements.com has agreed to a near-term registration of the shares, depending on Securities and Exchange Commission schedules, however, the shares will be subject to certain lock-up provisions. LogNet will nominate a person to serve on the insci-statements.com Board of Directors. Further terms were not disclosed.

LogNet has a good balance sheet with $2.8 million in cash and a number of well-regarded and supportive investors have made investments in the Company. These include Selway Partners, LLC, a management company located in Totowa, NJ that serves as an incubator of technology companies. Selway is owned by SCP, a private equity fund, and a venture capital fund affiliated with Safeguard Scientifics, Inc. (NYSE: SFE) and by Yaron I. Eitan, Selway's founder and principal and the Chairman of LogNet. Safeguard is a technology company incubator and holding company based in Philadelphia. Other investors in LogNet include CIP, a private equity fund that is also an affiliated venture fund of Safeguard Scientifics and New York City-based THCG, Inc. (Nasdaq: THCG), a global active Internet accelerator and investor in early-stage technology companies, that also served as financial advisor to LogNet.

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INSCI-STATEMENTS.COM ACQUIRES LOGNET, INC
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"We welcome the talented team of LogNet software developers to the
insci-statements.com family," Dr. Prince said. "They have in-depth knowledge in areas that will provide significant technical and time-to-market benefits for both our traditional on- site software business and the portal-based services of InfiniteSpace.com. The LogNet software and the technical expertise of its people will enable us to readily enhance our products through the deployment of electronic bill payment systems and one-to-one marketing capabilities. This will be an especially important part of the InfiniteSpace.com outsourced portal solution going forward."

Albert Elbaz, LogNet's current President will continue to manage the Company and be based in the U.S., and he will become Executive Vice President of InfiniteSpace.com. LogNet's research, development and engineering operations will continue to be based in Israel and its Totowa, NJ office will become an office of insci-statements.com.

Elbaz commented, "The acquisition of LogNet by insci-statements.com is a logical move for us. We believe that the EBPP and ESP markets are going to grow dramatically. By joining forces with a larger company that specializes in these markets, has leading products in these areas and worldwide partnerships, we create a much more formidable and competitive presence in markets with significant future potential."

About Lognet 2000:

LogNet 2000 (LogNet) is a pioneer in the PC-to-host and print connectivity industries. The Company provides hardware and software solutions that enable organizations to extract greater value from their centralized architecture data systems. LogNet's core strengths are its print protocol conversion, emulation technologies, and expertise in legacy data integration. LogNet has extended its core business into the burgeoning electronic bill presentment and payment (EBPP) market. EBPP is an electronic process for delivering bills and bill-related documents over the Internet to consumer and business customers. LogNet is creating an e-billing solution that enables billers to extract and convert legacy-billing data and distribute it over the Internet.

About insci-statements.com:

insci-statements.com is a leading provider of electronic statement/bill portal services and digital document storage, workflow, and electronic commerce solutions. The company's portal services and software solutions are designed to help customers become more competitive, streamline business processes, improve customer service, and take advantage of new technological developments to drive revenues. insci-statements.com, has separated its two principal businesses, both operationally and financially, to establish InfiniteSpace.com as a separate wholly-owned subsidiary.

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INSCI-STATEMENTS.COM ACQUIRES LOGNET, INC
PAGE 3-3-3

For more information about insci-statements.com, visit its home page on the Internet at HYPERLINK http://www.insci.com ~www.insci.com. For additional investor relations information visit the Allen & Caron Inc Web site at HYPERLINK http://www.allencaron.com ~www.allencaron.com.

INSCI is a registered mark and insci-statements.com and COINSERV are trademarks of insci-statements.com, Corp.

The statements in this press release that relate to future plans, events or performance are forward-looking statements that involve risks and uncertainties, including risks associated with uncertainties pertaining to customer orders, demand for products and services, development of markets for the Company's products and services and other risks identified in the Company's SEC filings. Actual results, events and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.